Catalent Pharma Solutions

14 Schoolhouse Road

Somerset, NJ 08873

T    732 537 6200

F    732 537 6252

www.catalent.com

+1-888 SOLUTION (76588466)

August 8, 2019

Ms. Sasha Parikh

Mr. Rolf Sundwall

Office of Healthcare and Insurance

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2018

Filed August 28, 2018

Form 10-Q for the Quarterly Period Ended December 31, 2018

Filed February 5, 2019

Form 10-Q for the Quarterly Period Ended March 31, 2019

Filed May 7, 2019

File No. 001-36587

Dear Ms. Parikh and Mr. Sundwall:

We have received your letter, dated July 11, 2019, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “2018 Form 10-K”) and the Quarterly Reports on Form 10-Q for the periods ended December 31, 2018 and March 31, 2019 filed by Catalent, Inc. (“Catalent” or the “Company”), and in this letter we respond to the comments made by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).

For your convenience, each response is prefaced by the Staff’s comment, which appears in bold, italicized text.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Form 10-Q for the Quarterly Period Ended December 31, 2018

Notes to Unaudited Consolidated Financial Statements

2. Revenue Recognition

Development Services Revenue, page 15

1.

In your response to our comment 3, your provided revised disclosure to clarify when control transfers. Please revise this disclosure to address the significant judgments made in evaluating when a customer obtains control as required under ASC 606-10-50-19 (i.e. whether the contract includes a bill-and-hold arrangement or if the customer is responsible for shipping and handling activities). Include similar disclosure with regards to your Manufacturing and Commercial Product Supply Revenue.

Response:

The Company acknowledges the Staff’s comment and would like to clarify to the Staff that the Manufacturing and Commercial Product Supply and Development Services Revenue streams follow an over-time revenue recognition model in accordance with ASC 606-10-25-27(c) because there is no alternative use to the Company for the asset created and the Company has an enforceable right to payment for performance completed to date. Taking this model into account, to avoid confusion regarding the timing of revenue recognition under ASC 606, the Company would like to mention that it applies the over-time revenue recognition model as per ASC 606-10-50-18 (which, the Company believes, better applies to the relevant situation than ASC 606-10-50-19) and proposes to clarify its future disclosures related to the satisfaction of its performance obligations, as set forth below.

Manufacturing and Commercial Product Supply Revenue

Manufacturing and commercial product supply revenue consists of revenue earned by manufacturing products supplied to customers under long-term commercial supply arrangements. In these arrangements, the customer typically owns and supplies the active pharmaceutical ingredient, or API, that is used in the manufacturing process. The contract generally includes the terms of the manufacturing services and related product quality assurance procedures to comply with regulatory requirements. Due to the regulated nature of the Company’s business, these contract terms are highly interdependent and, therefore, are considered to be a single combined performance obligation. The transaction price is stated in the agreement as a fixed price per unit, with no contractual provision for a refund or price concession. Control is transferred to the customer over time, creating a corresponding right to recognize the related revenue, because there is no alternative use to the Company for the asset created and the Company has an enforceable right to payment for performance completed as of that date. Progress is measured based on the units of product that have successfully completed the contractually required product quality assurance process, as the conclusion of that process generally defines the time when the applicable contract and the related regulatory requirements permit the customer to exercise control over the product’s disposition. The customer is typically responsible for arranging the shipping and handling of product following quality assurance.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Payment is typically due 30 to 90 days after the goods are shipped to the customer, based on the payment terms set forth in the applicable customer agreement.

Development Services Revenue

Development services contracts generally take the form of short-term, fee-for-service arrangements. Performance obligations vary, but frequently include biologic cell-line development, performing formulation, analytical stability, or other services related to product development, and providing manufacturing services for products that are under development or otherwise not intended for commercial sale. The transaction prices for these arrangements are fixed and include amounts stated in the contracts for each promised service, and each service is generally considered to be a separate performance obligation. The Company recognizes revenue over time because there is no alternative use to the Company for the asset created and the Company has an enforceable right to payment for performance completed as of that date.

The Company measures progress toward the completion of its performance obligations satisfied over time based on the nature of the services to be performed. For certain types of arrangements related to biologic cell-line development, revenue is recognized over time and measured using an output method based on the completion of tasks and activities that are performed to satisfy a performance obligation. For all other types of arrangements, revenue is recognized over time and measured using an input method based on effort expended. Each of these methods provides an appropriate depiction of the Company’s progress toward fulfilling its performance obligations for its respective arrangement. In certain development services arrangements that require a portion of the contract consideration to be received in advance at the commencement of the contract, such advance payment is initially recorded as a contract liability.

The Company allocates consideration to each performance obligation using the “relative standalone selling price” as defined under ASC 606. Generally, the Company utilizes observable standalone selling prices in its allocations of consideration. If observable standalone selling prices are not available, the Company estimates the applicable standalone selling price using an adjusted market assessment approach, representing the amount that the Company believes the market is willing to pay for the applicable service. Payment is typically due 30 to 90 days following the completion of services provided to the customer, based on the payment terms set forth in the applicable customer agreement.

Manufacturing & Commercial Product Supply, page 15

2.

Refer to your response to prior comment 5. You state that, under ASC 606, you attribute a cancellation notice from the customer as a contract modification. Please clarify for us why you believe that a contract cancellation according to terms in the original agreement can be analogized to a modification for accounting purposes rather than be accounted for as a variable consideration under ASC 606-10-32. Please also provide proposed disclosure to be included in future filings describing your accounting policy for contract cancellations.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Response:

The Company’s customer contracts generally include a substantive termination penalty. ASC 606-10-25-10 states that “a contract modification exists when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract.” The Company considered the views expressed in paragraph 50 of FASB-ISB Joint Transition Resource Group for Revenue Recognition Staff Paper, topic 48 (Nov. 9, 2015) (“TRG Agenda ref. no. 48”), which analyzes but distinguishes ASC 606-10-32 and indicates that (1) a substantive termination penalty is evidence of enforceable rights and obligations throughout the entire term of the contract, and (2) a substantive termination penalty should be accounted for as a contract modification. As such, we believe it is appropriate to exclude the termination penalty from the estimated transaction price unless the contract is terminated early.

To further clarify its accounting policy for contract cancellations, the Company proposes to include the following disclosure in future filings:

The Company’s customer contracts generally include provisions entitling the Company to a termination penalty when the customer invokes its contractual right to terminate prior to the contract’s nominal end date. The termination penalties in the customer contracts vary but are generally considered substantive for accounting purposes and create enforceable rights and obligations throughout the stated duration of the contract. The Company accounts for a contract cancellation as a contract modification in the period in which the customer invokes the termination provision. The determination of the contract termination penalty is based on the terms stated in the related customer agreement. As of the modification date, the Company updates its estimate of the transaction price using the expected value method, subject to constraints, and recognizes the amount over the remaining performance period.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2019 compared to the Three months ended March 31, 2018

Segment Review

Oral Drug Delivery segment, page 37

3.

Refer to your response to prior comment 7. Given the impact of “product participation” activities on your Oral Drug Delivery segment EBITDA of 29% and 9% for the three months and nine months ended March 31, 2019, respectively, relative to the comparative periods, please provide us proposed disclosure to be included in future filings explaining “product participation” activities and what they entail. To the extent not already explained in your revenue recognition accounting policy note to financial statements, also provide us revised disclosure to be included in future filings for your accounting policy related to “product participation” activities.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Response:

The Company acknowledges the Staff’s comment and proposes additional disclosure in future filings to clarify its licensing revenue (which typically represents less than 0.5% of gross revenue) related to product-participation activities as follows:

Proposed disclosure in MD&A

Licensing revenue

The Company occasionally enters into arrangements with its customers that include licensing of functional intellectual property, including drug formulae, or other intangible property (“out-licensing”). The Company does not have any material license arrangement that contains more than one performance obligation. The Company’s out-licensing generally entitle it to nonrefundable, up-front fees or royalties. Nonrefundable, up-front license fees are recognized as revenue when the licensed property is made available for the customer’s use and benefit, provided there is no unsatisfied performance obligation included in the arrangement. Royalty payments from such arrangements are recognized when subsequent sale or usage of an item subject to the royalty occurs and the performance obligation to which royalty relates is satisfied.

Proposed Accounting Policy Disclosure

Licensing Revenue

The Company occasionally enters into arrangements with its customers that include licenses of functional intellectual property, including patents, or other intangible property (“out-licensing”). Revenue from such arrangements are within the scope of ASC 606. The Company does not have any material license arrangement that contains more than one performance obligation. The terms of such out-licensing arrangements include the license of functional intellectual or intangible property (primarily drug formulae) and typically provide for payment by the licensee of one or more of the following: non-refundable, up-front license fees or royalties on net sales of licensed products. The Company recognizes revenue from nonrefundable, up-front license fees when the licensed intellectual property is made available for the customer’s use and benefit, which is generally at the inception of the arrangement. Royalty payments from such arrangements are recognized when subsequent sale or usage of an item subject to the royalty occurs and the performance obligation to which royalty relates is satisfied.

4.

Refer to your response to prior comment 7. Regarding the licensing fee recognized immediately upon execution of the arrangement during the quarter ended March 31, 2019, which you believe to be appropriate under ASC 606, please tell us why you describe this product revenue in the filing as being “accelerated into the third quarter.” If appropriate, please provide us proposed revised disclosure to be included in future filings to clarify.

Response:

The transaction that resulted in this licensing revenue consisted of a grant to a third party of the Company’s right to participate in an arrangement that resulted in a stream of revenue over time in exchange for a one-time up-front license fee. The Company acknowledges, however, that there are better ways to describe the accounting than using the word “accelerated.” The Company proposes to describe the immediate recognition of license fees in future filings, to the extent applicable, in terms similar to the following, which is a rephrasing of the disclosure identified by the Staff:

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Oral Drug Delivery segment EBITDA increased by $9 million, or 21%, compared to the three months ended March 31, 2018, excluding the impact of foreign exchange, primarily as a result of the Juniper acquisition. Segment EBITDA without acquisitions increased 8%, primarily due to a favorable impact of 29% from licensing revenue in the third quarter, partially offset by decreased end-market demand for certain higher-margin offerings primarily in our U.S. operations within our commercial oral delivery solutions platform.

5.

Refer to your response to prior comment 7. Subsequent to the immediate recognition of the license fee, you determined that the license had no future economic value and accelerated the amortization of the remaining balance of this intangible asset of $12.3 million. Please provide us additional analysis supporting this accounting treatment. Also elaborate for us on the following factors you noted in your response:

•	the contract term of exclusivity and any termination provisions; and

•	a description of current and future market conditions you considered.

Response:

During the third quarter of the Company’s fiscal 2019, the Company executed an arrangement within its Oral Drug Delivery segment where it made exclusively available to a customer certain of its intellectual property and marketing rights with respect to a prescription drug. This intangible property was previously recorded as a core technology intangible asset, originally acquired as part of a July 2014 transaction.

ASC 350-30-35-6 states that the “method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up”.

ASC 350-30-35-9 states that “an entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.”

Based on this guidance, the Company assessed the remaining useful life of the intangible asset upon execution of licensing arrangement with the customer and concluded that the Company had no future economic benefit from the asset due to the exclusivity granted to the customer in the license arrangement. The Company will not receive any further cashflow related to the intangible asset from the licensing arrangement or any other arrangement. Accordingly, the execution of the license agreement resulted in the realization of the remaining benefit of the asset, and the Company recognized the accelerated amortization associated with the intangible asset in the same period in which the licensing transaction occurred.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

In reaching this conclusion, we considered the following:

Exclusivity and termination provisions

•	The licensing rights provided under this arrangement are exclusive and perpetual. The contract is not cancellable except in the event of material breach not cured within 45 days by either party.

Current and future market conditions

•	This drug is currently approved only in the U.S. territory, for which the customer has obtained exclusive rights with this license.

•

Based on historical sales of this product, the Company expected a continued decline in sales given the introduction of competing products and approval of generic products by the FDA for similar diseases.

ITEM 2. Management’s	Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 44

6.

Refer to your response to prior comment 6. In the quarter ended March 31, 2019, days sales outstanding appears to have increased from the quarter ended December 31, 2018 as well as the March 31, 2018 comparative period. Please provide us proposed disclosure to be included in future filings:

•	describing the reasons for the increase; and

•	the impact and expected impact of this trend on your financial position, results of operations and cash flows.

Response:

In response to the Staff’s comment, the Company proposes to disclose the following detail in future filings, to the extent appropriate:

For the nine months ended March 31, 2019, cash provided by operating activities was $159.8 million, compared to $271.2 million for the corresponding prior-year period. Cash flow from operating activities for the nine months ended March 31, 2019 decreased due to a higher collection of receivables during the corresponding prior-year period and higher inventory levels during the current-year nine-month period compared to the prior-year period. Also, we had a higher accounts receivable balance at the end of the current-year period as a result of higher days sales outstanding during the current-year period compared to the prior-year period. The increase in day sales outstanding is primarily driven by the adoption of ASC 606. Upon adoption of ASC 606, the time for recognizing revenue for commercial product supply arrangements changed from delivery to when control is transferred to the customer, which occurs over time as units of product successfully complete the contractually required quality assurance process; however, we continue to invoice upon shipment of the product, which generally added one to two weeks to our days sales outstanding. In addition, certain customers adopted digital payment processing systems, which resulted in further delays in receiving payments and ultimately led to increased days sales outstanding.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

Form 8-K Dated February 5, 2019

Exhibit 99.1, page 14

7.

Refer to your response to prior comment 5. Although recognizing the $15.1 million adjustment may be permitted in computing a covenant under your credit agreement, we do not believe it is an appropriate adjustment in your non-GAAP financial measure, which must comply with Regulation G. Recognizing the adjustment in your adjusted EBITDA that was not recognized in your GAAP net earnings for the period would appear to represent the use of an individually tailored recognition method. Refer to question 100.04 of the Compliance & Disclosure Interpretation for Non-GAAP Financial Measures. Please represent to us that you will revise your future presentations to exclude this adjustment from your non-GAAP measure.

Response:

The Company acknowledges the views of the Staff as expressed in this comment 7, but it believes that the additional information and context set forth in this response will demonstrate that its presentation of adjusted EBITDA is consistent with both Regulation G and question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (“C&DI 100.04”).

The Company believes that additional information concerning its calculation and use of adjusted EBITDA in general is important to an understanding of its treatment of the $15.1 million adjustment. In the Company’s June 11, 2019 response to prior comment 5 (the “Prior Response”), the Company noted that it uses the same definition of adjusted EBITDA in its earnings releases as the Company’s principal credit agreement (where adjusted EBITDA is called “Consolidated EBITDA”—see, e.g., the Company’s Quarterly Report on Form 10-Q for the quarter ending December 31, 2018 (the “2Q19 Form 10-Q”), at p.19, where this is explained). The Company entered into the credit agreement as of May 20, 2014—more than two months before it went public on July 31, 2014—and this definition has remained unchanged through the date of this letter. Thus, the definition of adjusted EBITDA was not specially constructed or modified to address the $15.1 million adjustment.

As noted at p.19 of the 2Q19 Form 10-Q, the credit agreement covenants involve comparing adjusted EBITDA to the value of various categories of indebtedness and to the amount of interest the Company incurs, because our lenders believe that adjusted EBITDA as defined in the credit agreement is a useful measure of the Company’s financial health and its ability to pay principal and interest. We believe, therefore, that the metric provides insight that would be useful to investors in the capital markets as well.

It should also be noted that the Company has used for many years the same definition of adjusted EBITDA to assess its business. Revenue and adjusted EBITDA are the two most significant metrics used by management in its monthly and quarterly reviews of performance, the budget for each fiscal year set by the Company’s board of directors is based on revenue and adjusted EBITDA, and the Company’s annual cash bonus program—called the “Management Incentive Plan”—is also based in substantial part

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

on performance as measured by revenue and adjusted EBITDA (calculated at “constant currency,” without taking into account currency fluctuations since the setting of the budget—see, e.g., the Company’s Proxy Statement on Schedule 14A, dated September 21, 2018, at pp.37-38, where this constant-currency measure is explained and labeled “Budget-Based EBITDA”).

With this context in mind, the Company’s treatment of this adjustment can be better understood. As explained in the Prior Response, the $15.1 million adjustment relates to a unique confluence of events, principally including (a) the termination of a customer contract in late June 2018 where the amount of the termination payment was neither fixed nor determinable until after the end of the Company’s fiscal year on June 30, 2018 and (b) a substantial change in the standards related to recognition of revenue from such events effective as of July 1, 2018, the start of the Company’s 2019 fiscal year. In accordance with GAAP as in effect for the Company through June 30, 2018—see ASC 605—the Company did not record the value of the termination payment as revenue in the quarter and year ended June 30, 2018. However, in accordance with GAAP as in effect for the Company’s fiscal quarter ended September 30, 2018—due to the adoption of ASC 606 as of July 1, 2018—this revenue was deemed to have been earned in the 2018 fiscal year. As a result of this accounting change, the Company recorded a cumulative transitional adjustment to its retained earnings of $15.1 million during the quarter ended September 30, 2018 upon adoption of ASC 606 on July 1, 2018 to reflect the impact to earnings of this timing shift in the recognition of revenue, even though this revenue was never included in any quarter’s GAAP results and never had any impact on the Company’s Consolidated Statement of Operations for any fiscal quarter or year.

Ordinarily, a termination payment like the one driving the $15.1 million adjustment would appear in the Company’s GAAP results and not be subject to any adjustment, so it would therefore be included in adjusted EBITDA. For example, in its 2017 fiscal year, the Company recorded a termination payment of $20.4 million in its GAAP revenue during the fourth quarter and $17.4 million as part of GAAP net income and non-GAAP adjusted EBITDA in that quarter. Similarly, in its 2019 fiscal year, the Company recorded a termination payment of $4.9 million in its GAAP revenue, GAAP net income, and non-GAAP adjusted EBITDA during the second quarter. With respect to the June 2018 termination, by contrast, and due solely to a quirk of timing that cannot be replicated and therefore will not be repeated, the revenue reflected in the $15.1 million adjustment cannot appear in GAAP income in any period and, therefore, absent an adjustment, would not appear in adjusted EBITDA, even though the payment is real and is reflected, for example, in the Company’s operating cashflows, in addition to the measures used in its credit agreement and compensation programs.

Page 14 of the Company’s earnings press release dated February 5, 2019, which is the financial disclosure at issue in comment 7, contains a table showing the trend in net earnings, EBITDA from operations, and Adjusted EBITDA for the fiscal quarter ended December 31, 2018, the comparable fiscal quarter of the prior fiscal year, and each of the three fiscal quarters immediately preceding the fiscal quarter ended December 31, 2018. If the Company had not made the indicated adjustment, then the comparisons between adjusted EBITDA for the fiscal quarter ended September 30, 2018 and the other fiscal quarters displayed in the table would have been misleading because the Company recorded retained earnings in the fiscal quarter ended September 30, 2018 that never would have otherwise appeared in the table, artificially depressing non-GAAP adjusted EBITDA relative to the other fiscal quarters presented. That artificial depression is evident when one considers the termination payments described above, each of which was reflected in adjusted EBITDA in the appropriate quarter.

Ms. Sasha Parikh and Mr. Rolf Sundwall

August 8, 2019

The Company does not believe that the adjustment in question is inconsistent with the guidance in C&DI 100.04. The C&DI specifically addresses an adjustment that accelerates the timing of revenue recognition and more generally refers to “individually tailored recognition and measurement methods.” The $15.1 million adjustment relates to an event that actually occurred in the fiscal quarter in which it was made and therefore represents neither an acceleration of revenue nor the elimination of an expense. It also does not reflect a tailored recognition or measurement method—instead, only the presentation of the $15.1 million is changed, from a cumulative effect of a change in accounting principle to a component of operating performance. Under both ASC 605 and ASC 606, consistently applied, the termination income would at some point be recognized in GAAP net income. Because of the timing of the change in accounting principle, the adjustment to “catch-up” ASC 605 income to ASC 606 income is presented within equity, rather than net income, and the Company’s non-GAAP adjustment reclassifies this amount to net income, without changing its recognition or measurement. The situation presented by this adjustment is therefore distinguishable from the situation discussed in C&DI 100.04, where revenue properly recorded in multiple periods is presented as if it had occurred in a single period.

In order to assure that no investor is inadvertently misled, however, the Company proposes to add the following disclosure as a footnote to future versions of this table to the extent that this $15.1 million adjustment continues to appear:

The adjustment for the cumulative effect of a change in accounting principle recorded in the quarter ended September 30, 2018 relates to a payment owed following termination of a customer contract that, due to the adoption of ASC 606 effective July 1, 2018, was never recorded in the Company’s consolidated statement of operations for any period.

* * *

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6169.

Sincerely yours,

/s/ WETTENY JOSEPH

Wetteny Joseph

Senior Vice President & Chief Financial Officer

Catalent, Inc.